DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

06062277

October 13, 2006

Dana I. Green
Senior Vice President, General Counsel
and Corporate Secretary
Walgreen Co.
200 Wilmot Road, MS 2264
Deerfield, IL 60015-4616

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 10/13/2006

Re: Walgreen Co.
Incoming letter dated August 30, 2006

Dear Ms. Green:

This is in response to your letter dated August 30, 2006 concerning the shareholder proposal submitted to Walgreen by Sierra Club Mutual Funds, the Sisters of Charity of Nazareth, Boston Common Asset Management, LLC, the Board of Pensions of the Evangelical Lutheran Church of America, and the Mercy Investment Program. We also have received a letter on the proponents' behalf dated September 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

OCT 20 2006

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Sanford J. Lewis
PO Box 231
Amherst, MA 01004-0231

PROCESSED
NOV 27 2006
THOMSON
FINANCIAL

104207

Walgreens

Dana Ione Green
Senior Vice President
General Counsel and Corporate Secretary

1934 Act Rule 14a-8

August 30, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Walgreen Co.
Commission File No. 001-00604

Ladies and Gentlemen:

This letter is to inform you of the intention of Walgreen Co. ("Walgreens") to omit from its proxy statement and form of proxy (its "Proxy Materials") for its 2007 Annual Meeting of Shareholders a shareholder proposal and statement in support thereof (together, the "Proposal") received from Sierra Club Mutual Funds. Walgreens also received the Proposal from four other shareholders: the Sisters of Charity of Nazareth (the "Sisters"); Boston Common Asset Management, LLC ("Boston Common"); the Board of Pensions of the Evangelical Lutheran Church in America ("ELCA"); and the Mercy Investment Program ("Mercy"). In this letter, Sierra Club Mutual Funds, the Sisters, Boston Common, ELCA and Mercy together are called the "Proponents." The Proponents have indicated that they are appointing Sierra Club Mutual Funds as their primary contact. The shareholder proposal states:

> **Resolved:** Shareholders request that, by December 31 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that
>
> 1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and
>
> 2. describes options for new Walgreens' policies and activities which would proactively seek safer

WALGREEN CO. CORPORATE OFFICES 200 WILMOT ROAD, MS 2264 DEERFIELD, ILLINOIS 60015-4616
847-914-3004 FAX 847-914-3652 dana.green@walgreens.com
www.walgreens.com

alternatives for these chemicals within the company's private label cosmetics lines.

The Proposal is attached hereto as Attachment 1.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachment is being mailed on this date to the Proponents, informing them of Walgreens' intention to omit the Proposal from the 2007 Proxy Materials. Walgreens tentatively expects to mail its definitive 2007 Proxy Materials on or about November 22, 2006. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 calendar days before Walgreens files its definitive 2007 Proxy Materials with the Commission.

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7), as the Proposal deals with a matter relating to Walgreens' ordinary business operations and may properly be omitted.

Pursuant to Rule 14a-8(i)(7), a shareholder proposal may be omitted from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." In Exchange Act Release No. 40018 (available May 21, 1998), the Commission stated that the ordinary business exclusion under Rule 14a-8(i)(7) rests on two central considerations: The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Exchange Act Release No. 20091 (available August 16, 1983). The Proposal at issue affects Walgreens' ordinary business operations and "micro-manages" Walgreens' business functions.

The Staff has excluded shareholder proposals that have requested reports that are too detailed and specific, even when the subject may be a socially significant issue. *See, e.g., Ford Motor Company* (March 2, 2004) (allowing exclusion of proposal recommending that the board publish annually a report that would include detailed information on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling). The Proposal requests a report, by December 31, 2007, that "characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment." This would require Walgreens to engage a staff of scientists and various other experts to undertake a large-scale chemical research project on an innumerable class of elements, or to retain outside consultants to do the same, in either case at great expense. This burden on Walgreens would result in a report that would essentially be a compilation of complex scientific data in excess of current regulatory requirements that would be neither enlightening nor in furtherance of any investor-related determination.

Further, the Proposal relates to management's ability to operate Walgreens on a day-to-day basis, because it seeks to affect Walgreens' ability to select products to be sold in its stores, as well as its ability to select raw materials and ingredients for its products. Decisions concerning the selection of products to be sold in Walgreens' stores are inherently based on complex business considerations that are outside the knowledge and expertise of shareholders. The Staff concurred with this view in *Wal-Mart Stores, Inc.* (March 24, 2006). Similarly, the selection of raw materials and ingredients for its private label cosmetic and personal care product lines, within parameters established by FDA regulations and state and federal legislation, are clearly matters relating to Walgreens' ordinary business operations. *See, e.g. Borden Inc.* (January 16, 1990) (finding that while the proponent claimed that irradiated food was unsafe, the use of irradiated food was related to ordinary business operations because it involved the choice of processes and supplies used in the preparation of Borden's products). The determination as to whether Walgreens' policies are more stringent than relevant statutory and regulatory requirements is also a matter related to its ordinary business operations. *See, e.g., Hormel Foods Corp.* (November 19, 2002).

The Proposal clearly deals with issues and considerations that involve Walgreens' ordinary business operations. Consequently, the matters addressed by the Proposal are not matters that should be subject to direct shareholder control. Therefore, Walgreens believes that the Proposal may be omitted from its 2007 Proxy Materials in accordance with Rule 14a-8(i)(7).

For the reason set forth above, we hereby respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the 2007 Proxy Materials. Should you disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgement copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please do not hesitate to call me at (847) 914-3004 if you require additional information or wish to discuss this submission further.

Very truly yours,

Dana I. Green
Senior Vice President, General
Counsel and Secretary

ATTACHMENT 1

Whereas:

Walgreens' 2005 Annual Report is titled "We care for people";

Walgreens has phased out sale of mercury thermometers, demonstrating its commitment to safer products for customers and the environment;

In February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC) banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects;

Two of Walgreens' major cosmetics suppliers, L'Oreal and Revlon, have committed to reformulating their products globally to meet European Union standards;

The US Food and Drug Administration does not require US cosmetics manufacturers to test their products for safety. Except for color additives and certain prohibited ingredients, US producers can utilize any raw ingredient without FDA approval;

California's new Safe Cosmetics Act will require [with exceptions] the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants;

Consumers' concern about safe cosmetics is growing. Over three hundred cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics.

Resolved: Shareholders request that, by December 31st 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that

1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and
2. describes options for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

Supporting Statement:
In addition to cosmetics, Walgreens sells other products that may contain chemicals linked to cancer, mutation, or birth defects. According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer alternatives policies have been adopted by leading retailers, including the drug and cosmetics retailer in the United Kingdom, Boots LLC. Boots' cosmetics are sold in the United States by Walgreens' competitor Target. Companies have adopted such practices to build public trust, protect brand reputation, and safeguard market position in anticipation of prospective regulation. Such actions by Walgreens would underscore our company's leadership role in providing safe, wholesome products. Without a clear understanding of the company's response to suspected harmful components in products, the proponents believe Walgreens may lose customers concerned with cosmetics safety or lose markets that may regulate the content of cosmetics products.

SANFORD J. LEWIS, ATTORNEY

September 27, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Walgreen Company

On Behalf of the Sierra Club Mutual Funds, Sisters of Charity of Nazareth, Boston Common Asset Management, LLC, the Board of Pensions of the Evangelical Lutheran Church in America, and the Mercy Investment Program.

Dear Sir/Madam:

Sierra Club Mutual Funds, Sisters of Charity of Nazareth, Boston Common Asset Management, LLC, the Board of Pensions of the Evangelical Lutheran Church in America, and the Mercy Investment Program ("Proponents") are beneficial owners of common stock of Walgreen Company who have submitted a shareholder proposal ("Proposal") to Walgreen Company ("Company"). We have been asked by the Proponents to respond to the letter dated August 30, 2006, sent to the Securities and Exchange Commission by the Company. In that letter, the Company contends that the Proponents' Proposal may be excluded from the Company's 2007 proxy statement by virtue of Rule 14a-8(i)(7).

We have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rule, it is our opinion that the Proposal must be included in the Company's 2007 proxy statement and that it is not excludable by virtue of that rule.

SUMMARY

The Company asserts that the Proposal is excludable for seeking to micro-manage the Company by affecting the Company's ability to select products, raw materials and ingredients. It is our assessment that the Proposal is not excludable because it addresses a significant policy issue facing the company and strikes a correct balance between providing enough guidance and specificity such that management and shareholders understand what is being proposed on the one hand and enough flexibility for management to provide information on the issues in question at a level useful to shareholders.

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
413 549-7333 ph. • 781 207-7895 fax

THE PROPOSAL

The resolved clause of the proposal states:

Resolved: Shareholders request that, by December 31st 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that

1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and
2. describes options for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

See Appendix 1 for the complete proposal.

TOXIC CHEMICALS IN COSMETICS ARE A MAJOR POLICY ISSUE FACING WALGREEN COMPANY

The resolved clause in this Proposal focuses on a significant policy issue faced by the Company – its use of potentially harmful chemicals in its private label cosmetics. The categories of chemicals in question are those which are being targeted by national, state and local policies, by some cosmetics companies, and by experts and advocacy organizations.

The potential health impacts have been the subject of growing concern nationally and internationally.

A number of Walgreens' business competitors are addressing these issues and are seeking to turn them to a business advantage as well. In recent years, over 450 cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics – 1) inventorying their product ingredients for suspected carcinogens, mutagens, and reproductive toxicants, and for chemicals that affect the endocrine system, accumulate in the body, or persist in the environment, 2) proactively seeking safe alternatives for these chemicals, and 3) publicly reporting on their progress.[1]

Notably, Boots Alliance, UK's largest retailer of pharmaceuticals and personal care products, is increasing its penetration of the US market via strategic alliances with Target and CVS. Boots has developed and is promoting its products through its safer chemicals cosmetics strategy which states "Where there are reasonable grounds for concern that a chemical used in

[1] See http://safecosmetics.org

our products could be harmful to human health or the environment, we will always take appropriate precautionary measures."

The proponents believe that these market trends pose a very significant policy challenge to the Company – its private label products will be increasingly viewed by consumers in the context of a marketplace in which many other cosmetics producers will have the "safe cosmetics" advantage.

The breadth and depth of how significant of a policy issue toxic chemicals in cosmetics has become is illustrated by the following:

- The business sector of which Walgreen Company is a part has given great recognition to this issue. Over the past two years, numerous drug store and cosmetic industry publications, including Drug Store News and Drug Topics, have regularly carried stories discussing safety concerns related to toxic chemicals in cosmetics. **[Examples included in Appendix 2.]** See, Antoinette Alexander, "Polish makers remove hazardous chemicals", Drug Store News (Online), August 31, 2006. "Manufacturers create natural new niche for retailers to lure high-end shoppers", Drug Store News, May 1, 2006, p. 45, 46. "State lawmakers push for cosmetics' chemical ban", Drug Store News, June 6, 2005, p. 60. "FDA PLANS COMPLIANCE ACTION TO ENFORCE COSMETIC INGREDIENT SAFETY", FDA Week, March 18, 2005, Vol. 11 No. 11. Inside Washington Publishers. Jane Williams, "Losing the PR battle?; Product safety", International Cosmetic News, December 1, 2005. Imogen Matthews, "Product innovation: the cosmetics and toiletries market is driven by newness and novelty as brands compete to capture the consumer's attention." Household & Personal Products Industry, December 1, 2005, Pg. 48(2). Gale Group, Inc. Sandra Levy, "Cosmetic firms getting nailed for chemical in varnish; Self-Care", Drug Topics, June 7, 2004, No. 11, Vol. 148; Pg. 62. Gale Group, Inc. Hubinger Jean C; Havery Donald C, "Analysis of consumer cosmetic products for phthalate esters" Cosmetic Science 2006 Mar-Apr; 57 (2): 127-37.

- California's Safe Cosmetics Act will require (with some exceptions) the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants. Furthermore, California is about to enact the biomonitoring bill, Senate Bill 1379, which will create a statewide report on environmental chemical exposure among Californians and prioritize chemicals for inclusion in the program. **In FY2004, California accounted for 8% of the Walgreen Company's sales.**

- Media coverage and public concern about this issue have also been growing steadily. Major, mainstream news outlets such as the Wall Street Journal, New York Times, USA Today and the Los Angeles Times ran stories in 2005 and 2006 with headlines like From an Ingredient In Cosmetics, Toys, A Safety Concern, The Wall Street Journal, October 04, 2005, Should You Worry About the Chemicals in Your Makeup? New York Times, July 7, 2005, Legislature Targets Toxic Risks in Products, Los Angeles Times, May 30, 2005 and Europe's Rules Forcing U.S. Firms to Clean Up,

Los Angeles Times, May 16, 2005. A Lexis-Nexis search for the year 2005 showed that there were 75 major newspaper and wire report stories about phthalates and cosmetics. In the past four years, there were 165 major newspaper and wire report stories and 66 magazine articles about phthalates and cosmetics. Media reports often draw attention to the fact that the cosmetics industry is under-regulated – forecasting the potential for increased levels of regulatory scrutiny. The dangers posed by these chemicals and their role in our daily life was the subject of the feature story in the October 2006 issue of National Geographic Magazine.[2] **See Appendix 3 for some exemplary articles from the Wall Street Journal and New York Times.** [3]

- There have also been many articles in chemical industry publications on this issue. **See Appendix 2.** See, Ross Gilbert, "A perspective on the safety of cosmetic products: a position paper of the American Council on Science and Health."International Journal of Toxicology 2006 Jul-Aug; 25 (4): 269-77. Schettler Ted, "Human exposure to phthalates via consumer products." International Journal of Androl. 2006 Feb; 29 (1): 134-9. "Cosmetic Ingredients Criticized" Chemical Week. September 29, 2004. "Cosmetics companies criticized for nail polish ingredient; Environmental aspects of nail polishes" Pesticide & Toxic Chemical News. July 24, 2006. "EWG targets personal care products" TSCA Pesticide & Toxic Chemical News. June 14, 2004. "Environmental group surveys retailers on chemical use" International Pesticide & Toxic Chemical News. June 7, 2004. "Searchable database allows for quick scoring" TSCA Pesticide & Toxic Chemical News. June 14, 2004. "Personal Care Products Face Increased Regulatory Scrutiny" Chemical Week. May 11, 2005. "A 'Natural' Driver of Demand" Chemical Week. April 5, 2006.

- The European Union has banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects. February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC).

- At least two of the Company's major cosmetics suppliers, L'Oreal and Revlon, have announced that they are reformulating their products globally to meet European Union standards.

- During the summer of 2005, a study was released on a group of chemicals called phthalates, which are widely used in cosmetics. This study showed that phthalate exposure causing negative impacts on reproductive health found in animal studies could be similarly affecting humans.Swan, Shanna H., et al., "Decrease in Anogenital Distance among Male Infants with Prenatal Phthalate Exposure," *Environmental Health Perspectives*, Vol. 113, No. 8, p. 1056 (August 2005); available at: http://ehp.niehs.nih.gov/members/2005/8100/8100.pdf and http://ehp.niehs.nih.gov/docs/2005/8100/abstract.html.

---

2 http://www3.nationalgeographic.com/ngm/0610/feature4/index.html.

3 See also http://www.safecosmetics.org/newsroom/index.cfm

- The Environmental Working Group (EWG), a public interest research and advocacy organization based in Washington DC, has released a series of detailed and influential reports exploring the safety of ingredients in personal care products. One of these reports was the 2002 "Not Too Pretty: Phthalates, Beauty Products and the FDA," which documented harmful phthalates in nearly 75% of 72 off-the-shelf cosmetics products. See www.ewg.org for detailed studies, including "Not Too Pretty," "Pretty Nasty," and "Skin Deep," as well as a searchable database with safety ratings for over 14,000 cosmetic and personal care products.

- Canadian cosmetics regulations are stricter than those in the U.S. Existing Canadian ingredient regulations specify that certain substances are prohibited for use in cosmetics and some are restricted for specific uses, or in certain concentrations, or both. The latest "Hotlist" has hundreds of prohibited and restricted chemicals, including formaldehyde, nitrosamines, and 1,4-dioxane. This is far more than the nine ingredients that the FDA bans or restricts and the nine substances that the U.S. Cosmetics Industry Review Panel (CIR) recommends avoiding. Manufacturers must also register all cosmetic products and must inform the Canadian government of the approximate concentration of each ingredient. Any information furnished to the Canadian Cosmetics Program office will be treated as a trade secret if indicated as such by the supplier. Recently, Health Canada (the Canadian equivalent of the FDA) published new labeling regulations that will increase disclosure. As Canadian Health Minister Ujjal Dosanjh explained, "[m]andatory labeling of cosmetic ingredients will increase consumer safety by allowing the public to make more informed choices when selecting cosmetic products." This change reflects the growing awareness that consumers care what is in the products they buy. All manufacturers and importers must be in compliance with these labeling requirements by November 16, 2006. (See: Health Canada, List of Prohibited and Restricted Cosmetic Ingredients (The Cosmetic Ingredient "Hotlist") May, 2005, available at: www.hc-sc.gc.ca/cosmetics. CFSAN webpage "Ingredients Prohibited and Restricted by FDA Regulations," www.cfsan.fda.gov/~dms/cos-210.html. Cosmetic Ingredient Review, http://www.cir-safety.org/staff_files/unsafe.pdf. Health Canada, "Sections 10 and 30 of the Cosmetic Regulations of the Food and Drugs Act require that a Cosmetic Notification Form be submitted to Health Canada prior to importation of a cosmetic, or within 10 days of first sale if the product is manufactured in Canada." available at: www.hc-sc.gc.ca/cosmetics. Section 30 (2) (d): the notification form must include "a list of the cosmetic's ingredients and, for each ingredient, its exact concentration or the concentration range that includes its concentration, as set out in the table to this section." Health Canada, Regulations Amending the Cosmetic Regulations, Published in Canada Gazette, Part II, Vol. 138, No. 24, December 1, 2004. Simon Pitman, "US Cosmetics Industry Reacts to BSE," Cosmetics Design, October 27, 2004; available at: http://cosmeticsdesign.com/productnews/nws.asp?id=55679.)

What the above demonstrates is that the resolved clause of the Proposal, which asks for information regarding the presence of potentially harmful chemicals in the Company's private label cosmetics, focuses on an issue that is not a mundane nor ordinary element of business. Rather it is a significant policy issue of widespread concern that is receiving significant attention by the cosmetics industry and the retail drug store industry, i.e. the sectors in which Walgreen Company private label cosmetics are produced and sold. In addition the issues are prominent in the media, and garnering attention of state legislators as well as many other concerned parties. This issue presents a significant challenge to the Company in particular as it is falling behind in addressing the use of safer alternatives already being done by its competitors.

ANALYSIS

I. The Proposal is permissible because *it* focuses on a significant policy issue.

A proposal cannot be excluded by Rule 14a-8(i)(7) if it focuses on significant policy issues. As explained in *Roosevelt v. E.I. DuPont de Nemours & Company*, 958 F. 2d 416, (DC Cir. 1992) a proposal may not be excluded under clause (c)(7) if it has "significant policy, economic or other implications". *Id. at 426.* Interpreting that standard, the court spoke of actions which are "extraordinary, i.e., one involving 'fundamental business strategy' or 'long term goals.'" *Id. at 427.*

As the SEC explained:

> The policy underlying the rule includes two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, ***decisions on production quality and quantity***, and the retention of suppliers. ***However, proposals relating to such matters but focusing on significant social policy issues generally would not be considered to be excludable, because such issues typically fall outside the scope of management's prerogative.*** Exchange Act Release 34-400018 (May 28, 1998) (emphasis added).

As a consequence it is clear that under the guidance provided by the SEC even if the proposal does relate to production quality, but focuses on a significant policy issue, it is not excludable.

This rule has been consistently applied on numerous occasions over many years. Most recently, in *Hormel Foods Corp.* (November 10, 2005) the Proponent requested an assessment of the feasibility of using a particular method of production (controlled-atmosphere slaughtering). The company argued that it was excludable based on the product selection exclusion, but the company request was denied. In its reply to the SEC the proponents documented, as we have here, that the issue involved was a significant policy issue confronting the company that transcended the ordinary business of the company. Accordingly, the Staff did not allow the company to exclude the proposal. See also *Wendy's* (February 8, 2005).

Also, take for example *Columbia/HCA Healthcare Corporation* (March 30, 1999) in which the company argued unsuccessfully, that a request to phase out the use of PVC-containing or phthalate-containing medical products violated the product selection exclusion. In that case, as in this case now before the Staff, the proponent illustrated how the issue was a significant policy issue by pointing to the multiple expressions of public and government concern about the issue. Those expressions of concern provided, and here provide, ample evidence that the proposal focused on a significant policy issue. See also *Universal Health Services*, Inc. (March 30, 1999).

Finally, consider *Kroger Company* (April 12, 2002) where the proposal requested the company "to identify and label (where feasible) all food products manufactured or sold by the company under the company's brand names or private labels that may contain GE (genetically engineered) ingredients." In that case the company also argued that the proposal was excludable because it implicated product selection. This case serves again as an example of how even if the proposal relates to a seemingly mundane subject like product quality, that if that subject matter is in fact a significant policy issue then the company is not permitted to exclude it from the proxy. See also *Safeway Inc.* (March 23, 2000).

As explained at length above, the concerns addressed in the Proposal transcend the day-to-day concerns of the Company. The significance of this issue has many expressions including significant attention by the media, the public, the cosmetics industry, the drug store retail industry, state legislators as well as many other concerned parties. Because the issue is of such widespread concern and has been so for many years, it is quite clear that it is a significant policy issue that does not fall within the ordinary business exclusion of Rule 14a-8(i)(7).

The Proposal is also permissible in light of a long line of shareholder resolutions that appropriately addressed, in varying degrees, a phase-out of potentially harmful chemicals. In *Avon Products, Inc.* (Mar. 3, 2003), the proposal requested a report on "the feasibility of removing or substituting with safer alternatives all parabens used in the company's products." Further, the proposal in *Baxter International* (March 1, 1999) requested the company phase-out of PVC in medical devices. In *Time Warner Inc.* (February 19, 1997) a resolution called for the phase out of the use of chlorinated paper by the publisher, as a paper user, and was found to not be ordinary business. Finally, *Union Camp Corporation* (February 12, 1996) addressed a resolution which asked the company to "establish a schedule for the total phaseout of processes involving the use of organochlorines in its pulp and paper manufacturing." The Staff ruled that it could not be excluded as relating to ordinary business. In accordance with this line of cases, the Proposal, which is now before the Staff, is clearly permissible.

Wal-Mart Stores, Inc. (March 24, 2006), cited by Walgreen Company, is highly distinct from the present resolution because it required a companywide assessment rather than focusing on a narrow category of private label product lines that are subject to a significant policy challenge. The proponents in *Wal-Mart* sought "a report evaluating Company policies and procedures for systematically minimizing customers' exposure to toxic substances in products." In contrast, to the *Wal-Mart* request which focused on minimizing exposure to toxic substances in ***all products*** carried by Wal-Mart regardless of brand, which Wal-Mart had asserted would be a massive company-wide policy demand given the array of products sold by Wal-Mart, the Walgreen Company proposal is focused on private label products within a narrow category of policy-sensitive products – cosmetics - that are actually produced to carry the Walgreen name. In that sense, the Proposal is more akin to the *Kroger* and *Safeway* proposals cited above that focused on private label products.

In light of the focus on private label cosmetics, the Proponents believe the Company already has, or in any event, should have sufficient information regarding the content of products on which it places the Walgreen Company name to suffice in "characterizing" this issue for investors. As such, this is not asking the Company to undertake an extraordinary and far ranging assessment but only to provide a broad brush picture and broad brush policy options for investors.

One policy option for a multi-line retailer like Walgreens could be to adopt a generic "safer chemicals policy" that encompasses its private label cosmetics as well as other products. Wal-Mart is one company that has adopted such a policy initiative. On a website page labeled "Smart Products", Wal-Mart clearly states this "business case" for safer chemicals and products:

> (We are) "developing incentive plans and common-sense scorecards for our merchandise buyers that encourage innovation and more environmentally preferable products."[4]

A second option could be to adopt a corporate policy to target a specific chemical or a class of chemicals. For example, Whole Foods Market, which sells cosmetics, food, and other lines of goods has declared a goal "to help our customers avoid ***endocrine active*** materials in products and packaging where functional alternatives exist."[5]

A third option, of an even more robust corporate policy, might be to follow the model of Boots PLC, now a part of Alliance Boots. Boots manufactures and retails personal care products including cosmetics in Europe and has strategic partnerships in the United States with Target and CVS. In 2003, Boots developed a forward-looking and transparent safer chemicals strategy, "The Use of Chemicals in Consumer Products—A Precautionary Approach". See http://www.boots-csr.com/library/Chemical%20startegy.pdf. Boots publishes on the Internet a list of chemicals of concern (to eliminate or restrict chemicals, or monitor scientific findings), dates for taking action, and reports on progress.

It should be noted finally that the Company cites two staff decisions, *Hormel Foods Corp.* (November 19, 2002) and *Borden, Inc.* (January 16, 1990) in which the proponents did not argue their side of the issue. The Company cited to *Hormel Foods Corp.* (November 19, 2002) for the proposition that proposals that address whether the company's policies are more stringent than the relevant statutory and regulatory requirements are excludable. The proponents in *Hormel* requested the board "review the Company's standards regarding of use

---

4 See http://walmartstores.com/GlobalWMStoresWeb/navigate.do?catg=355.

5 See http://www.wholefoodsmarket.com/issues/bisphenol-a.html.

of antibiotics by its meat suppliers." Because the company argued a variety of rationales within the general ordinary business category, it is not at all clear from the staff letter that the decision was based on the stringency of the company policies. Indeed, there are dozens of SEC decisions in which resolutions were not excluded on ordinary business, despite their requests for reports on policies that would be more stringent than existing standards. The list of resolutions above regarding chemical phaseouts are exemplary. Second, ***the proponent of that resolution did not respond to the no-action request*** or defend the proposal in any way. Consequently, the value of *Hormel Foods Corp.* (November 19, 2002) as precedent is tenuous at best. Suffice it to say, that without any documentation of how the proposal addressed a significant policy issue, the staff was left with little choice but to concur with the company's request to exclude the proposal. In contrast, we have provided ample evidence of how the Proposal focuses on a significant policy issue and therefore is not excludable.

This is also true for *Borden, Inc.* (January 16, 1990) which the company cites to support its argument that proposals that involve the choice of processes and supplies used in the preparation of products are excludable. The proponent in *Borden* did not respond to the no-action request or defend the proposal at all. Once again, without any documentation of how the resolution raised a significant policy issue, the staff was left with little choice but to concur with the company's request to exclude the proposal. In contrast, our reply provides strong evidence of how the Proposal focuses on a significant policy issue and therefore is not excludable.

II. The Proposal does not seek to micro-manage the company.

The Company argues that the Proposal seeks to micro-manage the Company because it asserts it would require the company "to undertake a large-scale chemical research project on an innumerable class of elements."

Under Rule 14a-8(i)(7), a proposal may be excluded if it seeks "to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Release No. 34- 40018 (1998 Release). The Release goes on to state that "[t]his consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

Recently, the SEC staff concluded that a similar, but much more detailed, proposal filed at CVS did not violate the micro-management exclusion. *CVS Corporation* (March 3, 2006) stated:

- Resolved: Shareholders request that, by April 2007, at reasonable cost and omitting proprietary information, the Board publish a report evaluating the feasibility of a) CVS reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC b) complying with the additional actions sought by the Campaign for Safe Cosmetics as described above [1) inventorying their product ingredients for suspected carcinogens, mutagens, and reproductive toxins, and for chemicals that affect the endocrine system, accumulate in the body or persist in the environment. 2) proactively seeking safe alternatives for these chemicals, and 3) publicly reporting on their progress], and c) encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking.

It is apparent that the *CVS* resolution requested far more specific and detailed information than the Proposal, including inventorying their product ingredients for target chemicals, proactively seeking safe alternatives, publicly reporting on progress, and even asked the company to engage other manufacturers and distributors on these issues. Despite the details contained in that proposal it was found by SEC staff to not constitute ordinary business. In the current Proposal there is no discussion of specific standards or specific actions to be taken. In contrast, in *CVS* the proponents made specific reference to the EU Cosmetics Directive and the actions sought by the non-government organization Campaign for Safe Cosmetics.

With regard to assessing the risks these chemicals pose to specific cosmetics product lines, the *CVS* proposal asked the company to ***inventory*** their product ingredients for suspected carcinogens, mutagens, and reproductive toxins, and for chemicals that affect the endocrine system, accumulate in the body or persist in the environment.

By contrast the present Proposal asks the company simply to ***characterize*** the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment, not to conduct a full-blown inventory.

Similarly the *CVS* resolution required CVS to go further on reformulation, reporting on the feasibility of reformulating all its private label cosmetics products to be free of chemicals linked to cancer, mutation or birth defects, thereby globally meeting the standards set by the EU Cosmetics Directive 2003/15/EC which amended EU Directive 76/768/EEC and encouraging or requiring manufacturers or distributors of other cosmetics products sold in CVS to ensure that their products comply with the same reformulation and other actions that the company is taking. In a deep contrast of flexibility, the present resolution merely asks Walgreen Company to describe **options** for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

In summary, the current Proposal is substantially less detailed and intricate than the *CVS* resolution in its information demands. If the *CVS* proposal did not constitute micromanagement or ordinary business, certainly the present resolution is also not excludable as micro-management or ordinary business under Rule 14a-8.

The Proposal also stands in contrast to *Ford Motor Company* (March 2, 2004) which the Company correctly cites to as an example of an improper request for excessively detailed information. In *Ford*, the proponent requested the following:

> a report to the stockholders entitled "Scientific Report on Global Warming/Cooling" that includes ***detailed information*** on temperatures, atmospheric gases, sun effects, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling. (emphasis added)

That is completely different than this Proposal which simply requests the Company not to provide detail information, but only to "***characterize the extent***" to which the Company's products contain certain chemicals. This is expressly ***not*** a request for an inventory, itemization or detailed enumeration of all of the individual chemicals in the products let alone a request for detailed information. Rather, this is an appropriate request for a general description of the extent to which the Company's products contain certain chemicals.

The resolutions cited in Section I. on the role of a significant policy issue on chemical phaseouts, which were found to be permissible by SEC staff, were also asserted by the companies to be impermissible "micromanagement." This position has been rejected over and over again by SEC staff where the policy issues confronting the company were as significant as the present matter, and where the level of reporting requested reflected a level of flexibility and generality appropriate to investor interests.

Finally, it should be noted with regard to the micromanagement claim that if the Proponents had made their request any more general than this, the Company might have argued that the Proposal was too vague. This Proposal has struck the right balance between micro-management and vagueness and accordingly does not run afoul of Rule 14a-8(i)(7) or Rule 14a-8(i)(3). The language of the Proposal is sufficiently clear so that the Company understands what is being asked of it and is sufficiently general so that, appropriately, the Company has the discretion to decide how best to go about producing the report without being micro-managed.

CONCLUSION

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. As demonstrated above, the Proposal is a significant policy issue that does not micro-manage the company. We respectfully request an opportunity to confer with SEC Staff in the event that the Staff should decide to concur with the Company.

Please call Sanford Lewis at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Sanford Lewis
Attorney at Law

Jonas Kron
Attorney at Law

Attachments

cc:

Dana I. Green, Walgreen Company
Neil Stalling, Sierra Club Mutual Funds
Lauren Compere, Boston Common Asset Management, LLC
Patricia Zerega, Evangelical Lutheran Church in America
Sister Anna Marie Rhodes, SCN, Sisters of Charity of Nazareth
Valerie Heinonen, Mercy Investment Program

APPENDIX 1 RESOLUTION

Whereas:

Walgreens' 2005 Annual Report is titled "We care for people";

Walgreens has phased out sale of mercury thermometers, demonstrating its commitment to safer products for customers and the environment;

In February 2003, European Union Directive 2003/15/EC (amending Cosmetics Directive 76/768/EEC) banned the sale in Europe of cosmetics or personal care products that contain any ingredients on a list of chemicals known or suspected of causing cancer, genetic mutations, or birth defects;

Two of Walgreens' major cosmetics suppliers, L'Oreal and Revlon, have committed to reformulating their products globally to meet European Union standards;

The US Food and Drug Administration does not require US cosmetics manufacturers to test their products for safety. Except for color additives and certain prohibited ingredients, US producers can utilize any raw ingredient without FDA approval;

California's new Safe Cosmetics Act will require [with exceptions] the manufacturers of cosmetic products sold in the state to list and disclose all their products containing ingredients identified as carcinogens or reproductive toxicants;

Consumers' concern about safe cosmetics is growing. Over three hundred cosmetics companies have informed the Campaign for Safe Cosmetics, a coalition of health, consumer, and advocacy groups, that they will take additional actions on safe cosmetics.

Resolved: Shareholders request that, by December 31st 2007, at reasonable cost and omitting proprietary information, the Board publish a public report for shareholders that

1. characterizes the extent to which Walgreens' private label cosmetics and personal care product lines contain suspected carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system, accumulate in the body or persist in the environment; and

2. describes options for new Walgreens' policies and activities which would proactively seek safer alternatives for these chemicals within the company's private label cosmetics lines.

Supporting Statement:

In addition to cosmetics, Walgreens sells other products that may contain chemicals linked to cancer, mutation, or birth defects. According to a recent report, (http://rosefdn.org/liroffreport.pdf), safer alternatives policies have been adopted by leading retailers, including the drug and cosmetics retailer in the United Kingdom, Boots LLC. Boots' cosmetics are sold in the United States by Walgreens' competitor Target. Companies have adopted such practices to build public trust, protect brand reputation, and safeguard market position in anticipation of prospective regulation. Such actions by Walgreens would underscore our company's leadership role in providing safe, wholesome products. Without a clear understanding of the company's response to suspected harmful components in products, the proponents believe Walgreens may lose customers concerned with cosmetics safety or lose markets that may regulate the content of cosmetics products.

APPENDIX 2 – EXEMPLARY NEWS CLIPS FROM DRUG STORE/PHARMACEUTICAL PUBLICATIONS REPORTING ON COSMETIC SAFETY

Antoinette Alexander, "Polish makers remove hazardous chemicals", **Drug Store News** (Online), August 31, 2006
Excerpt: "SAN FRANCISCO The Campaign for Safe Cosmetics announced late Wednesday that three major nail polish manufacturers have said they will... Some studies have linked DBP, which is banned from cosmetic products in the European Union, to underdeveloped genitals and other reproductive system problems in newborn boys, the Campaign for Safe Cosmetics stated. In addition, Sally Hansen is reformulating its products to also remove formaldehyde and toluene. All three chemicals are on California's Prop. 65 list of chemicals known to cause cancer or reproductive toxicity, the group stated. According to the campaigners, other major manufacturers, including Avon, Estee Lauder, Revlon and L'Oreal, confirmed last year that they would remove DBP. Founding Campaign members include Alliance for a Healthy Tomorrow, Breast Cancer Fund, Commonweal, Friends of the Earth, Women's Voices for the Earth, Environmental Working Group..."

"Manufacturers create natural new niche for retailers to lure high-end shoppers", **Drug Store News**, May 1, 2006, p. 45, 46. (www.drugstorenews.com)

excerpt: "... a division of natural and organic food and personal care products company The Hain Celestial Group, has developed a fragrance-free product line, which is free of phthalates and allergens. The collection includes shampoo and conditioner, body wash, soap, hand and body lotion and deodorant. Research involving lab animals has shown that those exposed to high levels of the chemicals known as phthalates, which are used in many everyday cosmetics and personal care products, experience developmental ...hopes of luring the higher-end specialty shopper into the mass market. Large players, meanwhile, look to gain a foothold in the category via acquisitions..."

Doug Desjardins, "Natural Lifestyle focus grows organic boom", **Drug Store News**, June 26, 2006, Special Report, p. 135, 136.
Excerpt: "The term 'Yoga Mom' hasn't become as ubiquitous as 'soccer mo'? was in the 1990s, but it's come to identify an outgrowth of that demographic. But you're more likely to find this mom driving a Prius instead of a mini-van and shopping at Whole Foods rather than Wal-Mart.

In other words, it's this consumer who's driving the boom in organic foods and natural products; women who are health-conscious, concerned about the products they buy for their family and more likely to be in a higher income level than most consumers. Amy Kasza, a researcher with the Hamacher Group, describes the yoga mom this way: 'The Yoga Mom can come from virtually any age range, whether it's the socially conscious 20-so ...

... explain why they're charging a premium price. 'The bottom line is that consumers are on the hunt for products that cut through confusion to prove their safety claims, document quality and deliver a basis for confidence,' said Haid in a report on product safety. Brand loyalty is a strong force but fewer consumers are willing to make especially when touted purity measures also mean a premium price. Reassurance that purchases are safe and effective is welcome everywhere, from the kid's vitamin shelf to the cosmetics counter. 'Not surprisingly', Haid said, 'the Yoga Mom and other consumers in that ..."

"State lawmakers push for cosmetics' chemical ban", **Drug Store News**, June 6, 2005, p. 60
Excerpt: "... The presence of chemicals known as phthalates in many cosmetics and personal care items continues to spark concern as a last month introduced legislation that would ban the use of those chemicals in such products. The legislation, authored by Assemblyman Scott Stringer, D-Manhattan, known as the Phthalates Free Cosmetics Act, would, if passed, prohibit the manufacture or sale of any cosmetics or personal care product that contains dibutyl phthalate and di (2-ethyl hexyl) phthalate, more commonly referred to as DBP and DEHP, respectively in New York state. 'New York should be at the forefront of ensuring greater cosmetics safety and occupational health in the beauty care industry,' stated Stringer. 'I have introduced legislation to ban these chemicals in cosmetics to protect us all from harmful chemicals, but especially pregnant women who are ......"

"Revlon helps fight breast cancer with 'Kiss *for* the Cause' fundraiser", **Drug Store News** (Online), July 24, 2003
Excerpt: "... NEW YORK In joining the fight against breast cancer, Revlon will launch its "Kiss for the Cause" fund-raising program at mass retailers and drug stores this fall. For each tube of the five "Kiss for the Cause" Moisturous Lipcolor shades sold during the month of October, Revlon will donate $1 to the National Breast Cancer Coalition Fund. Three of the five shades are limited edition shades, and each tube features a pair of "puckered lips."..."

"FDA pushes for warning labels on cosmetics containing alpha hydroxy acids", **Drug Store News**, December 5, 2002
Excerpt: "... ROCKVILLE, Md. The U.S. Food and Administration has announced recommendations for cosmetic manufacturers to alert consumers about the increased risk of skin sensitivity to Ultra Violet (UV) radiation that may occur when using cosmetics containing alpha hydroxy acids. The draft guidance, published in the Federal Register, ..."

"Cosmetics companies criticized for nail polish ingredient; Environmental aspects of nail polishes; Brief article", Pesticide & Toxic Chemical News, July 24, 2006. p. 3 Vol. 34 No. 40.

Public interest groups are increasing their efforts to get dibutyl phthalate off the ingredients list of nail polish sold in the United States.

Dibutyl phthalate, a chemical that acts as a binder to improve the lasting quality of nail polish, has been linked to cancer in animal studies and abnormalities in the reproductive systems of infant boys.

Estee Lauder and Creative Nail Design are among the companies that have stopped using dibutyl phthalate in their nail polish formulas. Nail polish manufacturer OPI no longer uses dibutyl phthalate in products sold in Europe, but continues to use it in formulas sold in the United States.

Campaign for Safe Cosmetics, established by a coalition of U.S. health and environmental groups, has developed the "Compact for Safe Cosmetics"--a pledge companies can sign to not use chemicals associated with risks of cancer, mutation and birth defects, and to substitute safer alternatives for hazardous chemicals.

Over 300 companies, including The Body Shop and Kiss My Face, have signed the pledge. The Campaign is pressuring large companies like Avon, Revlon, Unilever and Proctor & Gamble to sign the pledge too.

Sandra Levy, "Cosmetic firms getting nailed for chemical in varnish; Self-Care", Self-Care Drug Topics, June 7, 2004, No. 11, Vol. 148; Pg. 62. Copyright 2004 Gale Group, Inc.

At least two giant cosmetic manufacturers--Procter & Gamble and the Estee Lauder Companies--are removing di-n-butyl phthalate (DBP), an ingredient used to make nail polish chip-resistant, from their products. The move comes in the wake of the European Union's (EU) ban on DBP, which takes effect in September. It also comes amid concerns from advocacy groups about the chemical's safety. DBP has been linked to adverse reproductive effects in lab animals, particularly among the male offspring of females exposed to high levels of the chemical.

Timothy Long, manager of technical external relations for Procter & Gamble Beauty, told Drug Topics that the company is convinced that DBP is safe in nail polishes. He said P&G reformulated its Max Factor brand of nail polishes in Europe to comply with the EU's 7th Amendment to the Cosmetics Directive. P&G then tested its reformulated Max Factor product with women in the United States and because consumers preferred the new formulation, the company decided to remove DBP from its U.S. Cover Girl brand.

The reformulated product, Cover Girl Continuous Color, which provides a base, top, and color coat in one product, is slated to hit store shelves in July. Long said P&G disagreed with the EU's banning of DBP in cosmetics, claiming that it is not based on risk assessment. "While we do not disagree that there may be evidence of some adverse effects for DBP in animal studies conducted at very high dosage levels, to assess whether there is any risk with using DBP in cosmetic products, one must also take into account the potential for exposure to DBP at toxicologically meaningful levels."

Risk assessment is a scientifically valid method for evaluating a chemical's potential for causing harm. "Thorough risk assessment tests have been conducted for DBP, and it has consistently been found to be safe for cosmetic uses," he said.

Gerald McEwen, VP for science at the Cosmetic, Toiletry, and Fragrance Association, a Washington, D.C., trade group representing cosmetic makers, echoed Long's sentiments concerning the safety of DBP. Commenting on the EU's move to ban DBP from cosmetics, he stated, "They decided to apply this dangerous substances directive for carcinogens and reproductive toxicants directly to the cosmetic products without considering risk anymore. That flies in the face of everything they have said since they started regulating."

McEwen contended that nail polishes with DBP have a safety factor of 33,000. "A safety factor of 100 in Europe is considered an acceptable risk. So that's 330 times higher than what is allowed for an acceptable risk. But that doesn't make any difference to them, because safety factors aren't being taken into consideration," he said.

At least one environmental advocacy group is not convinced about the safety of phthalates in cosmetics. Jane Houlihan, VP for research at the Washington, D.C.-based Environmental Working Group, said, "Most people are surprised to learn that the government neither conducts nor requires safety testing of chemicals that go into health and beauty products. Chemicals linked to birth defects should not be in products marketed to women. Removing phthalates is really the first stop in tackling the safety issues that surround this self-regulated industry."

The San Francisco-based Breast Cancer Fund has contacted numerous firms including P&G and Revlon, asking them to sign a pledge to reformulate their cosmetic products.

P&G's Long said the company didn't sign the pledge because it disagreed with some of the group's principles, which he argued don't reflect good science. "Because we've been doing adequate safety assessment for many years, we don't see a need to sign a compact saying we are going to do that in the future," he said.

A spokeswoman for Revlon said her company's nail enamels do not contain phthalates. Still, Revlon sent a letter to the Breast Cancer Fund stating that the EU regulation to ban certain ingredients in cosmetics "represents an unnecessary change in the philosophy of regulation of cosmetic ingredients in the EU" and that "it may remove valuable ingredients from use in the EU."

Over at L'Oreal Paris, a spokeswoman told Drug Topics that all of L'Oreal USA's cosmetic brands, including Maybelline, Lancome, and L'Oreal Paris, manufacture and market nail enamels that do not contain DBP. The company claims it has not used DBP in any of its nail polish formulas since 2001.

Janet Bartucci, VP of global communications for the Estee Lauder Companies, said, "We're a global company and we use global formulations. To comply with EU regulations, we have taken DBP out of our formulas. It was not a safety issue."

Jane Williams, "Losing the PR battle?; Product safety", International Cosmetic News, December 1, 2005, Copyright 2005 Cosmédias

Facing attacks from environmental campaigns, is the industry doing enough be heard?

Attacks on the safety of the cosmetics industry are increasingly organized. Environmental group Greenpeace scored hundreds of column inches with its Toxic Valentine campaign (which called for cosmetic companies to replace certain chemicals found in beauty products) in Europe. In the US, The Campaign for Safe Cosmetics organization took out full-page ads against companies including Avon and Procter & Gamble in *USA Today*. Now legislators are getting onboard. In the US, a bill obliging manufacturers to disclose their use of "hazardous" ingredients is to be signed in California.

Yet the beauty industry has a better safety record than many others. The Cosmetic, Toiletry, and Fragrance Association (CTFA) president and ceo Pam Bailey says: "For the approximately eight billion cosmetic products sold in the US annually, FDA receives 150 complaints, and these are generally minor, such as irritation and rash".

So why are companies not getting together to fight the bad publicity? "Companies do not want their brand names mixed up in a discourse on safety, so, this role falls to the Associations," UK Cosmetic Toiletry and Perfumery Association CTPA president Chris Flower tells *ICN*. Greenpeace toxic campaigner and author of the Toxic Valentine Report Helen Perivier agrees: "These companies are ambivalent about people knowing about their positive changes. They are anxious that it does not appear that their products were toxic before."

Yet some brands are breaking ranks to communicate on these very issues. For example, 200 companies including UK's The Body Shop International and US natural brand Burt's Bees have signed the 2004 Compact for the Global Production of Safe Health & Beauty Products, pledging to replace potentially harmful ingredients with safe alternatives within three years.

Is it time to change tactics?

In the face of ongoing attacks, French industry association the Fédération des Industries de la Parfumerie (FIP), has changed its approach. "Up until now, our policy could be summed up by saying that we did not respond to these attacks unless [...] We have reversed this: now we will react systematically unless" FIP president Alain Grangé Cabanne clarifies. The FIP has also had two meetings with Greenpeace representatives and is inviting more.

So are the industry associations winning the PR battle? "It is not about PR it is about credibility," Colipa secretary general Bertil Heerink tells *ICN*. "A few years ago the industry was just putting out fires, thinking 'Let's keep our head down until there is an issue'. Now we go out to people and say, "Let's tell you about parabens, let's tell you about phthalates," Flower adds. Heerink agrees: "You can create a scare very easily. The damage is done very quickly, but the scientific foundation is hard to explain. We are increasingly going out and saying, 'we can substantiate our claim that this product is safe'. The more you do that the more balanced the debate can be," he concludes. Despite this, a previous lack of willingness to make public formulas and ingredients, has been interpreted by some as evasiveness. A basic difference of opinion is at play. Brands see their formulas as proprietary information, yet others believe it should be public. "Companies are missing the point and isolating themselves and they risk becoming dinosaurs within a changing industry. Even though they are jealous of their secrets they need to communicate," Perivier says.

Although the campaigns have not yet affected beauty sales, in this age of instant information the industry must find new ways to communicate its safety record and counter claims. Indeed, Perivier's advice of "communicate or risk a consumer backlash" cannot be ignored.

Hazard vs Risk

"In daily life, we are all in contact with dangerous substances. It is absurd to scare people with such simple affirmations." FIP president Alain Grangé Cabanne

"You can argue about safe limits, but people know that it is better not to have petrochemicals in their bloodstream" Greenpeace toxic campaigner Helen Perivier

"It is non-sensical to talk about hazard rather than risk. For instance dibutol phthalate [banned in Europe], is only toxic [...] at a dosage 3,000 times normal usage" CTPA president Chris Flower

---

Kara Sissell, "Personal Care Products Face Increased Regulatory Scrutiny", Chemical Week, May 11, 2005, Pg. 37

Proposed legislation in California, campaigns by consumer groups, and a move by federal authorities to more carefully monitor ingredients in personal care products have turned the spotlight in recent months on personal care product safety.

FDA does not require premarket safety testing for cosmetics ingredients, as it does for pharmaceuticals. However, the agency recently put the personal care industry on notice when it announced it would issue enforcement guidelines for a regulation that requires a product label to carry a warning if one of the product's ingredients has not been proven safe. The regulation has been on the books for years, but a petition from the Environmental Working Group (EWG; Washington) prompted authorities to "remind" industry that it must comply with the labeling law.

The FDA product safety labeling law requires that, if the safety of a product ingredient cannot be substantiated, manufacturers must place a warning on the principal display panel of the product stating "Warning: the safety of this product has not been determined."

At the heart of the debate over personal care product safety are phthalates, a class of chemical additives that can make plastic more flexible, nail polish more chip resistant, or shampoos more fragrant. Scientific studies indicate some phthalates could harm the reproductive system of laboratory animals. Industry says those findings do not apply to the amount of phthalates people are exposed to through toys and personal care items. Studies indicate that high doses of dibutyl phthalate (DBP) may cause health problems in laboratory animals, but diethyl phthalate (DEP) has not been shown to cause reproductive problem even at high doses, says Marian Stanley, manager of ACC's phthalates esters panel.

In response to EWG's petition, FDA tested 48 personal care products, and found that most contain at least one phthalate. However, FDA officials say there is no "compelling evidence" that phthalates in consumer products pose a health risk. The FDA has not provided further details about its phthalates investigation. However, Stanley says it is unlikely that the FDA would remain silent if serious health risks had been discovered.

The Cosmetics, Toiletries, and Fragrances Association (CFTA; Washington) has previously said it supports the FDA's "plan to adopt guidelines for strict and swift enforcement of regulations requiring substantiation of cosmetics ingredient safety. The cosmetic ingredient safety substantiation system works well, and is based on impeccable science. Even an industry with an exemplary safety record as ours functions best with a tough cop on the beat, and we welcome FDA's action." CFTA did not provide comment by *CW* press time.

Several California lawmakers have introduced separate bills affecting phthalates; one that would ban DBP in cosmetics; and another that would ban di (2-ethyl-hexyl) phthalate (DEHP) in children's toys. The cosmetics ban, introduced by assembly member Judy Chu (D., Monterey), did not pass the assembly's health committee; the toys ban, introduced by assembly member Wilma Chan (D., Oakland), passed that committee late last month.

Legislation introduced by California State Senator Carole Migden (D., San Francisco) would establish the Safe Cosmetics Act of 2005, requiring cosmetics companies to provide a list of products sold in the state to the Department of Health Services (DHS; Sacramento). That list would identify by product any ingredient that contains a chemical identified as causing cancer or reproductive toxicity. The bill would allow the DHS to then determine whether the cosmetics' ingredients have met safety substantiation requirements.

Michelle Bryner, "A 'Natural' Driver of Demand", Chemical Week, April 5, 2006, Pg. 32.

Consumers are demanding more than just a pretty face from their cosmetic products -- they want them to be "natural." Demand for make-up with ingredients that preserve and enhance consumers' looks, are environmentally friendly, contain "nontoxic" chemicals, and use testing techniques that do not involve animals is up, says The Freedonia Group (Cleveland). This natural product segment is projected to grow at 8%/year, to $ 1.1 billion in 2009, as compared to overall cosmetic and toiletry chemicals growth of 5.7%/year, to $ 7.6 billion in 2009, Freedonia says.

"Natural products have become a key element of marketing strategies in the cosmetic and toiletry industry, as producers seek to impress consumers with the performance, quality, and uniqueness of their products, and to assuage concerns about product mildness and safety," Freedonia says. Included in this category are products made with: botanical extracts; proteins including albumin, collagen, keratin, reticulin, and elastin, as well as proteins based on silk and vegetable materials including oats, wheat, rice and soy; and sorbitol, Freedonia says. Recent deals in this sector include Colgate-Palmolive's purchase of natural products firm Tom's of Maine *(story, left).*

Regulations for limiting toxic ingredients are also helping to spur sector growth. These include California's recently passed Safe Cosmetics Act of 2005 that requires cosmetic manufacturers to provide the Department of Health Services (Sacramento) with a list of the products sold in the state, and to identify any product ingredients that cause cancer or reproductive toxicity *(CW, June 8, 2005, p. 6).* The European Union (EU) has passed the Seventh Amendment Cosmetic Directive, which requires companies to remove all ingredients that are known or "highly suspected" of causing cancer or reproductive defects.

To maintain access to the EU personal care market, cosmetic companies are reformulating their products to meet EU standards, says consumer advocacy coalition Campaign for Safe Cosmetics (CSC). CSC is asking cosmetics and personal care products companies to sign a pledge to remove toxic chemicals and replace them with safer alternatives. Some cosmetics producers including Estee Lauder have agreed to remove phthalates from nail polishes, CSC says.

Such actions are driving ingredient suppliers to boost their "natural" offerings, particularly in oleochemicals. FPG Oleochemicals (Kuantan, Malaysia), a joint venture of P&G Chemicals and Felda Palm Industries (Kuala Lumpur), will build a fatty acid plant at Kuantan to produce 120,000 m.t./year of vegetable oil-based fatty acids, P&G says. The plant is due onstream this year.

Cognis transferred its oleochemicals and derivatives business to Cognis Oleochemicals (Selangor, Malaysia), a 50-50 joint venture with palm oil producer Golden Hope Plantations (Kuala Lumpur), earlier this year. The deal makes the jv one of the leading oleochemical companies with sales of more than (euro) 690 million/year ($ 831 million), Cognis says. The deal is part of Golden Hope's strategy to become a fully integrated producer and processor of vegetable oils and fats, Golden Hope says.

"Demand for natural products has been a very strong trend worldwide for already several years," Rhodia says. There is a "more general expectation for comfort and safety combined with effectiveness and convenience," the company says. Rhodia says its offerings in this sector include vegetable-based products or those made through the fermentation of biomass. The company says it spends about 3% of sales on R&D for this segment, the same amount it spends on R&D for other personal care products. Rhodia says it has formed a jv with a local company in India to supply polymers derivatived from the guar plant to be used in personal care products.

GRAPHIC: Chart, INGREDIENT MAKEUP*, 2004 total: $ 5.8 billion, * U.S. cosmeties and toiletries demand., Source: The Freedonia Group (Cleveland, OH).

"FDA PLANS COMPLIANCE ACTION TO ENFORCE COSMETIC INGREDIENT SAFETY", FDA Week, March 18, 2005, Vol. 11 No. 11. Copyright 2005 Inside Washington Publishers

FDA plans to take compliance action against cosmetics that contain ingredients that are not proven to be safe, the agency says in a Feb. 3 letter to the Cosmetic, Toiletry and Fragrance Association (CTFA). The agency is also working on a guidance to help manufacturers determine when their safety substantiation for ingredients is adequate.

The guidance will advise manufacturers when they need to warn consumers about lack of safety information.

FDA will base its compliance actions on the findings of the Cosmetic Ingredient Review (CIR) Expert Panel and information from academia, published literature and internal research, according to the agency.

FDA tells CTFA that it is in the process of responding to a citizen petition from the Environmental Working Group. In June EWG submitted a petition charging that several regularly used personal care items such as diaper creams and shampoos often contain ingredients that do not have enough data to support their safe use. EWG also asked FDA to define "safe" ingredients for personal care products.

California's legislature is considering a bill to impose additional requirements on cosmetic safety. FDA refused to comment on whether the agency's recent actions are an effort to stave off the bill in the California legislature.

CTFA welcomed the agency's action and agreed that a warning statement about the product is needed if the information about an ingredient does not meet substantiation requirements.

"Even an industry with an exemplary safety record such as ours functions best with a tough cop on the beat and we welcome FDA's action," according to a Feb. 8 CTFA release. CIR is an industry panel that reviews the safety of ingredients. FDA has a representative at CIR meetings. CTFA says the new guidelines will strengthen CIR's role.

"Cosmetic Ingredients Criticized", Chemical Week, September 29, 2004, p. 64. Copyright 2004, Chemical Week Associates

The Campaign for Safe Cosmetics (New York) has asked major cosmetics companies to "come clean" about whether they plan to remove certain substances from cosmetics, including some phthalates, which will be banned in the European Union (EU) beginning in May 2005. The campaign is asking companies to commit to removing dibutyl phthalate (DBP) and di (2-ethyl-hexyl) phthalate (DEHP) from their products. Those phthalates must be removed from products sold in the EU, due to suspected links between phthalates and developmental health problems *(CW, May 7, 2003, p. 26)*. The Safe Cosmetics Campaign says that L'Oreal, Revlon, and Unilever have refused to commit to remove phthalates from cosmetics sold in the U.S. The Cosmetic, Toiletry, and Fragrance Association (CTFA; Washington) says the EU cosmetics requirements could force companies to remove "valuable ingredients" from their products. "The amendment of the 2003 European Union Cosmetics Directive to ban certain ingredients represents an unnecessary change in the philosophy of regulation of cosmetics ingredients in the U.S.," CTFA says. "The bottom line for American consumers is that they are just as protected as consumers in Europe, and have products that are just as safe," CTFA adds.

Stephen Chapman, "EWG targets personal care products; TSCA", TSCA Pesticide & Toxic Chemical News, June 14, 2004, Pg. 14 Vol. 32 No. 34. Copyright 2004 Gale Group, Inc.

The Environmental Working Group last week unveiled a database that helps users identify the chemicals contained in 7,500 personal care products.

The free Web site, part of EWG's "Skin Deep" initiative for safer cosmetics, will allow consumers for the first time to know whether the chemicals in their soap, shampoo, toothpaste and other products have been linked to adverse health effects (see box, Page 15).

According to EWG, "the overwhelming majority of ingredients in personal care products have not been assessed for safety." The group said it will petition FDA to further study the safety of products.

"We were surprised to learn that there are no safety reviews for hundreds of chemicals that we put on our bodies," Lauren Sucher, a spokesperson for EWG, told Pesticide & Toxic Chemical News. "Most of us assume that if there's a product on the shelf, some government scientist in a white lab coat has reviewed the product. But that's not the case."

The analysis compares ingredients in each of the 7,500 personal care products against lists of known and suspected chemical health hazards compiled by government, industry and academic experts.

While EWG said few individual ingredients pose excessive risks, many people use multiple products in a day, resulting in concerns that the chemicals could be accumulating in humans. In a survey of more than 2,300 people conducted by EWG and other public health and environmental organizations, the average adult was found to use nine personal care products each day, with 126 unique chemical ingredients. More than a quarter of all women use at least 15 products, according to the survey, which was also released last week.

EWG reported that 89% of some 10,500 ingredients used in personal care products have not been evaluated for safety by FDA or by the self-policing industry safety committee, the Cosmetic Ingredient Review panel. The lack of government oversight leads to companies marketing products that are poorly studied and could contain chemicals that pose potentially serious health risks, the group claims.

EWG said more studies are needed to understand the contribution of exposures from personal care products and said the findings should be "cause for concern, but not alarm."

Industry responds

Both industry and government officials sought to downplay the report.

"We think the report is full of inaccuracies and does not help the consumer at all," Irene Malbin, vice president of public affairs for the Cosmetic, Toiletry and Fragrance Association, told PTCN. "The bottom line is that cosmetics are safe and our companies are very proud of the products they make."

Malbin did not offer any specific criticisms of the report. She said CTFA, a trade group representing the personal care products industry, was still reviewing the document. CTFA established and provides funding to the CIR panel, which reviews the safety of ingredients used in cosmetics.

Marian Stanley, manager of the Phthalate Esters Panel of the American Chemistry Council, said, "There are only a couple of phthalates used in cosmetics and the exposure is remarkably low. From a practical perspective, there's no harm in using them."

Stanley went on to explain that, while lab rats may show negative health effects from phthalates, those results will not necessarily mean there will be harm to humans because the amount used in cosmetics is far below the amount shown to cause harm in lab studies.

FDA also sought to reassure consumers.

"Cosmetics marketed in this country are safe," an FDA official told PTCN. "Consumers do not need to be concerned with their use. The manufacturer is responsible for assessing the safety of the ingredients being used in their cosmetics."

The official added that the agency is "reviewing the report and will give it careful consideration."

Other findings from the report

The safety assessment of personal care products conducted by EWG found that:

* Just 28 of the 7,500 products EWG analyzed have been fully assessed for safety by CIR.

* All other products--99.6% of those examined--contain one or more ingredients never assessed for potential health impacts by CIR.

* One of every 100 products on the market contains ingredients certified by government authorities as "known" or "probable" human carcinogens, including shampoos, lotions, make-up foundations and lip balms. One-third of all products contain one or more ingredients classified as "possible" human carcinogens.

* Seventy-one hair dye products contain ingredients derived from carcinogenic coal tar.

* Fifty-five percent of all products assessed contain "penetration enhancers," ingredients that can increase a product's penetration through the skin and into the bloodstream, increasing consumers' exposures to other ingredients as well.

* Nearly 70% of all products contain ingredients that can be contaminated with impurities linked to cancer and other health problems.

* Fifty-four products violate recommendations for safe use set by the CIR board. Most of these products contain ingredients found unsafe for the intended use of the product they are found in.

In its 67-year history of monitoring cosmetic safety, FDA has banned or restricted just nine personal care product ingredients. By contrast, 450 ingredients are banned for use in cosmetics in the European Union, although the vast majority of these have never been used by the industry. EWG charges that the regulatory vacuum in the United States gives cosmetic companies tremendous leeway in selecting ingredients, while it transfers potentially significant and largely unnecessary health risks to the users of the products.

Recommendations

To improve safety of personal care products, EWG recommends that manufacturers:

* Remove from products all chemicals classified as known or possible human carcinogens, reproductive toxins or developmental toxins.

* Certify that ingredients do not have impurities classified as known or probable human carcinogens, reproductive toxins or developmental toxins.

* Conform with the recommendations of the CIR panel and reformulate products to eliminate ingredients that are deemed unsafe for the intended use of the product.

In addition to the above recommendations to industry, EWG also recommends that Congress amend the Federal Food, Drug and Cosmetic Act to provide FDA with clear authority to request any and all safety studies that it deems necessary to assess the safety of cosmetics and other personal care products.

"Searchable database allows for quick scoring; TSCA", TSCA Pesticide & Toxic Chemical News, June 14, 2004, Pg. 15 Vol. 32 No. 34. Copyright 2004 Gale Group, Inc.

As part of Environmental Working Group 's "Skin Deep " investigation, the group launched a searchable Web site, which is intended to educate consumers about the contents of popular personal care products and to buttress the group 's argument for safety testing of cosmetics. Information on 7,500 brand-name products has been made available in the database that allows users to search by product type, brand name or chemical. Each product is rated on a score of one to 10--with 10 denoting the highest health concern--based on whether its contents have been linked to cancer,,pregnancy concerns or safety violations or contain penetration enhancers, unstudied ingredients, harmful impurities or allergens.

For example, OPI Las Vegas Shades Nail Lacquer in Down To My Last Penny was given an 8.8 for containing:

* Two "possible human carcinogens ": isopropanol, toluene

* Two "known, suspected, or possible reproductive toxins ": dibutyl phthalate, toluene

* Two ingredients "that may contain harmful impurities linked to cancer or other health problems": stearalkonium hectorite, toluene

* Several ingredients "unstudied for use by the industry safety panel The Cosmetic Ingredient Review": cellulose nitrate, isopropanol, Titanium dioxide, Camphor, Isopropyl Alcohol, Mica, Alumina, Nitrocellulose, CI 77891 (Titanium Dioxide), Tosylamide/ Formaidehyde Resin, CI 77510 (ferric ferrocyanide), CI 77163 (Bismuth Oxychloride), CI 47000 (Yellow 11), (May Contain: +/- Polyethylene Terephthalate, Silica; CI 77000 (Aluminum), CI 75170 (Guanine), CI 19140 (Yellow 5 and/or Yellow 5 Lake), CI 77491 and/or CI 77499 (Iron Oxides), CI 15880 (Red

34 Lake), CI 15850 (Red 7, Red 7 Lake;/or Red 6 Lake), CI 77360 (Red 30 Lake), CI 60725]((Violet 2))

* One ingredient that poses "other potential health concerns ": dibutyl phthalate

Users can also create a "customized report " by selecting personal care products in a virtual shopping basket. The database then informs users of the safety score of the cumulative amount of the ingredients used. The site then offers what EWG calls "better bets," or less toxic products.

The database and more information on the "Skin Deep " campaign can be found at www.ewg.org.

Stephen Chapman, "Environmental group surveys retailers on chemical use; International", International Pesticide & Toxic Chemical News, June 7, 2004, . 4 Vol. 32 No. 33. Copyright 2004 Gale Group, Inc.

The British chapter of the environmental group Friends of the Earth last week released a report detailing which retailers are taking action to reduce the use of "risky chemicals" in their products.

The survey focused on eight different groups of chemicals that Friends of the Earth said "are of particular concern because they accumulate in our bodies or may affect hormonal systems." The target chemical groups are: brominated flame retardants, bisphenol A, phthalates, alkyltin, alkylphenols, artificial musks, triclosan and PFOS/PFOA.

The group sent questionnaires to 28 major retailers, including supermarkets, department stores, cosmetics companies and toy stores asking about chemicals in a range of products. Companies were scored on whether the target chemicals are in the products they sell, if they are seeking alternatives, whether they plan to phase them out and by when. The survey also examined the stores' internal policy regarding the chemicals and whether they would inform customers about what their products contain. Major international retailers Ikea and The Body Shop topped the list in replacing the controversial chemicals with safer alternatives.

American toy maker, Toys 'R Us, did not respond to the survey of the mainly British companies' chemical policies. Nor did Toys 'R Us respond to Pesticide & Toxic Chemical News's request for comment on the report.

All of the retailers who replied to the question on the subject said they support consumers' right to know about chemicals in products. However, the report pointed out that retailers do not necessarily know what is in their products, often because the suppliers do not know. Many consumer products, such as clothing, furniture and toys, are not labeled with respect to their chemical content.

Friends of the Earth said that the products where the chemicals of concern may be found include plastic bottles, baby bottles, food containers, electronic equipment, home textiles, clothing, PVC floor tiles, paints, cosmetics and toiletries.

The report recommended that companies phase out these chemicals within five years and report publicly on progress on an annual basis. In addition to voluntary action, Friends of the Earth is calling for new laws to regulate chemicals. It has joined with Greenpeace and the European Environmental Bureau to push for strong EU legislation on chemicals as part of the REACH (Registration, Evaluation and Authorization of Chemicals) initiative.

"Ultimately we need strong legislation to remove hazardous chemicals that accumulate in wildlife, humans or the environment, and disrupt hormones," said Friends of the Earth's Karine Pellaumail. "Consumers must be protected from potentially dangerous chemicals that are found in everyday objects."

Afterglow Cosmetics lashes out over ingredients regulation By Simon Pitman

Cosmetics Design May 4, 2006

US-based naturals player Alferglow Cosmetics has spoken out against the lack of regulation in the US cosmetics market. The company claims this means that nearly 90 per cent of the more than 10,000 ingredients used in cosmetics products have not been evaluated by government regulators.

Afterglow refers to evidence from the National Institute of Occupational Safety and Health, which says that over 900 chemicals commonly available in cosmetics contain toxic substances that are potentially dangerous to health.

Likewise, the company also points to research indicating that of the 20,000 off-the-shelf cosmetic products currently for sale in the US, over 80 per cent are said to contain one or more ingredients that have caused 'adverse' reactions in humans or animals in the past.

The company is tapping into a consumer drive for natural cosmetic products that is being driven by fears over a lack of regulation in the market for chemical- or synthetic-based products, together with an increased interest in the perceived safety of natural-based products.

This trend is having a big effect on spending patterns. While the cosmetics and toiletries sectors is expected to grow by around 1 per cent a year through 2009, Euromonitor draws on figures from TNS Media Intelligence/CRM, which predict that the annual growth rate for natural and organic skin care, hair care and color cosmetics markets in the US to be around 9 per cent between 2003 and 2008, increasing in value from $3.9 billion to $5.8 billion.

"Most of the large cosmetic and personal-care companies will tell you not to worry. They agree that there are many chemicals in their products, but say that the quantities are small and will not affect you," said an Aflterglow spokesperson.

However, the company refers to this as a 'sugar coated public relations response', referring to the fact that medical science has proven that exposure to small amounts of these chemicals over a time can often lead to consequences.

The company refers specifically to trans-dermal patches, often used to help individuals give up smoking. Although only very small amounts of drug are used in such patches, they nevertheless prove to be a highly effective delivery vehicle.

Given the effectiveness of such patches and the fact that still little is known about the effects of the petroleum- and synthetic-based cosmetic and petroleium products when rubbed onto the skin and hair, Afterglow believes this leaves room for concern.

Scientific evidence has pointed to the fact that many of these chemicals contain toxins that effect reproduction, are carcinogenic or are severe allergens. Afterglow points out the irony that many individuals use personal care products to address skin issues, when in fact they can actually cause problems.

Many of the leading personal care players say that comprehensive research and development programs ensure the safety of all personal care ingredients and formulations and stand by their claims that the levels of toxins are so small it is almost impossible for them to have any bearing on human health.

Undoubtedly both camps are set to fight a long battle.

APPENDIX 3: EXAMPLES OF MAINSTREAM MEDIA NEWS CLIPS

THE WALL STREET JOURNAL.

FRIDAY, JANUARY 14, 2005 - VOL. CCXLV NO. 10 - ★★★★ $1.00

Cosmetics Companies Shun Contentious Chemical

By THADDEUS HERRICK
January 14, 2005; Page B2

Three major cosmetics manufacturers have stopped using certain chemicals that have emerged as a health concern in recent years, especially for women of childbearing age.

Amid pressure from the Breast Cancer Fund, a San Francisco-based group pushing to eliminate these chemicals , Revlon Inc., Groupe L'Oréal SA and Unilever said they no longer are using phthalates, a group of chemicals often found in such cosmetic products as nail polish, fragrances and hair sprays.

The development follows a European ban of two types of phthalates that took effect last October. Procter & Gamble Co. and Estée Lauder Cos. said last year that they would reformulate several lines of nail polish to eliminate phthalates in U.S. markets.

While U.S. regulators tend to wait for clear evidence that certain chemicals are harmful to humans, the European Union has been moving aggressively to remove chemicals with the potential for trouble. That, in turn, is spurring companies of all sorts to rethink the way they manufacture their products.

Phthalates are a group of chemicals that soften and increase the flexibility of plastics. The Cosmetics , Toiletry and Fragrance Association, the trade group representing the $29 billion U.S. industry, says phthalates present no health risk. But while there is no proof they are harmful to humans, some evidence indicates the chemical can cause adverse reproductive effects in laboratory animals, particularly among the male offspring of females exposed to high levels.

The National Toxicology Program, a division of the U.S. Department of Health and Human Services, acknowledges the risks shown in lab studies but says the general U.S. population appears to be exposed at levels too low to be of immediate concern.

Executives at L'Oreal and Revlon said they phased out phthalates some time ago. But a 2002 study conducted by several groups that surveyed just a fraction of the cosmetics on the U.S. market found that both companies manufactured products containing phthalates known as DBP and DEHP -- those banned by the EU.

In March 2004, the Breast Cancer Fund asked a group of manufacturers, among them France's L'Oreal and New York-based Revlon, to sign a pledge to reformulate their cosmetics globally following the EU directive. Revlon responded with a letter from the CTFA calling the EU regulation "an unnecessary change in the philosophy of regulation of cosmetic ingredients in the EU." Neither Unilever, which has headquarters in London and the Netherlands, nor L'Oreal responded.

But in a letter to the Breast Cancer Fund dated Dec. 21, 2004, Alan J. Meyers, senior vice president for research and development at L'Oreal, said that the company's products are in compliance with the EU cosmetics directive "no matter where they are sold around the world."

Catherine Fisher, Revlon senior vice president for corporate communication, also told the group in a letter dated Dec. 20 that all the company's products are in compliance with EU regulations. In a letter to the Breast Cancer Fund, Unilever also said that it no longer uses phthalates in any of its products.

Toxic Traces: New Questions About Old Chemicals Under the Microscope: From an Ingredient In Cosmetics, Toys, A Safety Concern

Male Reproductive Development Is Issue With Phthalates, Used in Host of Products

Europe, Japan Restrict Them

By Peter Waldman, The Wall Street Journal

Oct 4, 2005

In the 12th week of a human pregnancy, the momentous event of gender formation begins, as X and Y chromosomes trigger biochemical reactions that shape male or female organs. Estrogens carry the process forward in girls, while in boys, male hormones called androgens do.

Now scientists have indications the process may be influenced from beyond the womb, raising a fresh debate over industrial chemicals and safety. In rodent experiments, common chemicals called phthalates, used in a wide variety of products from toys to cosmetics to pills, can block the action of fetal androgens. The result is what scientists call demasculinized effects in male offspring, ranging from undescended testes at birth to low sperm counts and benign testicular tumors later in life. "Phthalate syndrome," researchers call it.

Whether phthalates -- pronounced "thallets" -- might affect sexual development in humans, too, is now a matter of hot dispute. Doses in the rodent experiments were hundreds of times as high as the minute levels to which people are exposed. However, last year, federal scientists found gene alterations in the fetuses of pregnant rats that had been exposed to extremely low levels of phthalates, levels no higher than the trace amounts detected in some humans.

Then this year, two direct links to humans were made. First, a small study found that baby boys whose mothers had the greatest phthalate exposures while pregnant were much more likely than other baby boys to have certain demasculinized traits. And another small study found that 3-month-old boys exposed to higher levels of phthalates through breast milk produced less testosterone than baby boys exposed to lower levels of the chemicals.

Scientists are raising questions about phthalates at a time when male reproductive disorders, including testicular cancer, appear to be on the rise in many countries. Seeking an explanation, European endocrinologists have identified what some see as a human counterpart to rodents' phthalate syndrome, one they call "testicular dysgenesis syndrome." Some think it may be due in part to exposure to phthalates and other chemicals that interfere with male sex hormones.

"We know abnormal development of the fetal testes underlies many of the reproductive disorders we're seeing in men," says Richard Sharpe of the University of Edinburgh in Scotland, a researcher on male reproduction. "We do not know what's causing this, but we do know high doses of phthalates induce parallel disorders in rats."

It isn't surprising to find traces of phthalates in human blood and urine, because they are used so widely. Nearly five million metric tons of phthalates are consumed by industry every year, 13% in the U.S. They are made from petroleum byproducts and chemically known as esters, or compounds of organic acid and alcohol. The common varieties with large molecules are used to plasticize, or make pliable, otherwise rigid plastics -- such as polyvinyl chloride, known as PVC -- in things like construction materials, clothing, toys and furnishings. Small-molecule phthalates are used as solvents and in adhesives, waxes, inks, cosmetics, insecticides and drugs.

Users and producers of phthalates say they are perfectly safe at the very low levels to which humans are exposed. Phthalates are among the most widely studied chemicals and have proved safe for more than 50 years, says Marian Stanley of the American Chemistry Council, a trade association.

She says studies suggest primates, including humans, may be much less sensitive to phthalates than are rodents. She cites a 2003 Japanese study of marmoset monkeys exposed to phthalates as juveniles, which found no testicular effects from high doses. The study was sponsored by the Japan Plasticizer Industry Association. Scientists involved in a California regulatory review questioned the study and maintained it didn't support the conclusion that humans are less sensitive to phthalates than rodents are.

Ms. Stanley's conclusion: "There is no reliable evidence that any phthalate, used as intended, has ever caused a health problem for a human."

The phthalate debate is part of the larger societal issue of what, if anything, to do about minute, once-undetectable chemical traces that some evidence now suggests might hold health hazards.

With much still unknown about phthalates, scientists and regulators at the Environmental Protection Agency are moving cautiously. "All this work on the effects of phthalates on the male reproductive system is just five years old," says the EPA's leading phthalate researcher, L. Earl Gray. "There appears to be clear disruption of the androgen pathway, but how? What are phthalates doing?"

To Rochelle Tyl, a toxicologist who works for corporations and trade groups studying chemicals' effects on animals, the broader question is: "If we know something bad is happening, or we think we do, do we wait for the data or do we act now to protect people?" Based on her own studies of rodents, Dr. Tyl says it is still unclear whether low levels of phthalates damage baby boys.

Some countries have acted. In 2003, Japan banned certain types of phthalates in food-handling equipment after traces turned up in school lunches and other foods.

The European Union has recently banned some phthalates in cosmetics and toys. In January, the European Parliament's public health committee called for banning nearly all phthalates in household goods and medical devices. In July, the full parliament asked the EU's regulatory body, European Commission, to review a full range of products "made from plasticised material which may expose people to risks, especially those used in medical devices."

With the controversy particularly hot in Europe, the European market for the most common phthalate plasticizer, diethylhexyl phthalate, or DEHP, has fallen 50% since 2000, says BASF AG, the German chemical giant. In response, BASF says it is ceasing production of DEHP in Europe this month. A spokesman for the company says the cutback won't affect its phthalate production in the U.S.

The U.S. doesn't restrict phthalates, and has lobbied the EU hard in recent years not to burden manufacturers with new regulations on chemicals. Still, a few companies, under pressure from health groups, have agreed to abide by European standards in their products sold in the U.S. Procter & Gamble Co. said last year it would no longer use phthalates in nail polish. Last December, Unilever, Revlon Inc. and L'Oreal SA's American unit promised to eliminate all chemicals banned in European products from the same items in the U.S.

For medical bags and tubes, Baxter International Inc. pledged in 1999 to develop alternatives to phthalate-containing PVC, as did Abbott Laboratories in 2003. (Abbott has since spun off its hospital- products unit.) In a June study by Harvard researchers of 54 newborns in intensive care, infants who'd had the most invasive procedures had five times as much of the phthalate DEHP in their bodies -- as measured in urine -- as did babies with fewer procedures.

Researchers aren't yet sure what this means. Another study by doctors at the Children's National Medical Center in Washington, published last year, found that 19 adolescents who'd had significant exposure to phthalates from medical devices as newborns showed no signs of adverse effects through puberty.

Kaiser Permanente, the big health-maintenance organization, promised in 1999 to eliminate phthalates in hospital supplies. Demand from the HMO has helped drive development of medical gloves that don't contain phthalates, as well as non-PVC carpeting and a new line of phthalate- free plastic handrails, corner guards and wall coverings.

In the early 1990s, the EPA set exposure guidelines for several types of phthalates, based on studies that had been done decades earlier. Since then, much more has been learned about them.

Consider dibutyl phthalate, which is used to keep nail polish from chipping and to coat some pills. The EPA did a risk assessment of it 15 years ago, relying on a rodent study performed in 1953. The now half-century-old study found a "lowest adverse-effect level" -- 600 milligrams a day per kilogram of body weight -- that killed half of the rodents within a week.

A 2004 study of the same chemical, published in the journal Toxicological Sciences, found far subtler effects, at far lower exposures. It detected gene alteration in fetuses of female rats that ingested as little as 0.1 milligram a day of the phthalate for each kilogram of body weight. That dose is one six-thousandth of the 1953 "lowest adverse-effect" level.

It's also an exposure level found in some U.S. women, says Paul Foster of the National Institute of Environmental Health Sciences, a co-author of the gene study. So "now we're talking about 'Josephina Q. Public' -- real women in the general population," he says. "The comfort level is receding."

Still, because researchers don't know the function of the genes that were altered in the rat study, EPA experts say it's too early to base regulatory decisions on such gene changes. "We're a long way, in my opinion, from considering changes in gene expression as 'adverse' for risk assessment," says the environmental agency's Dr. Gray.

Exxon Mobil Corp. and BASF dominate the $7.3 billion phthalates market. An Exxon Mobil spokeswoman says risk assessments by government agencies in Europe and the U.S. confirm "the safety of phthalates in their current applications."

Phthalates are cheaper than most other chemicals that can soften plastics. But a BASF press release says European manufacturers have been replacing phthalates with plasticizers designed for "sensitive applications such as toys, medical devices and food contact."

Makers of pills sometimes coat them with phthalates to make them easier to swallow or control how they dissolve. A case study published last year in the journal Environmental Health Perspectives said a man who took a drug for ulcerative colitis, Asacol, for three months was exposed to several hundred times as much dibutyl phthalate as the average

American. The drug's maker, Procter & Gamble, says it coats the pill with the phthalate so it will stay intact until it reaches inflamed colon areas. P&G says a daily dose of the drug has less than 1% of the 0.1 milligram of dibutyl phthalate per kilogram of body weight that the EPA regards as a safe daily dose.

Attributing health effects to specific industrial chemicals is a dicey business. Scientists often look for associations: statistical correlations that suggest, but don't prove, a possible causal link.

With phthalates, they've found a few. For instance, a 2003 study divided 168 male patients at a fertility clinic into three groups based on levels of phthalate metabolites in their urine. The study found that men in the highest third for one of the phthalates were three to five times as likely as those in the lowest third to have a low sperm count or low sperm activity. Men highest in a different phthalate also had more abnormally shaped sperm, according to the study, which was done by researchers at the Harvard School of Public Health and published in the journal Epidemiology.

The scientists now are extending the research to 450 men. In their next paper, they're also planning to discuss a separate Swedish study, of 245 army recruits, that found no link between phthalate exposure and sperm quality.

The latest human study, on 96 baby boys in Denmark and Finland, found that those fed breast milk containing higher levels of certain phthalates had less testosterone during their crucial hormonal surge at three months of age than baby boys exposed to lower levels.

Authors of the study, led by Katharina Main of the University of Copenhagen and published Sept. 8 in Environmental Health Perspectives, said their findings support the idea that the human testis is vulnerable to phthalate exposure during development -- possibly even more vulnerable than rodents' genitalia. They added, however, that "before any regulatory action is considered, further studies on health effects of [phthalates] are urgently needed" aimed at "verifying or refuting our findings."

A human study of 85 subjects published in June linked fetal exposure to phthalates to structural differences in the genitalia of baby boys.

Researchers measured phthalate levels in pregnant women and later examined their infant and toddler sons. For pregnant women who had the highest phthalate exposure -- a level equivalent to the top 25% of such exposure in American women -- baby sons had smaller genitalia, on average. And their sons were more likely to have incompletely descended testicles.

Most striking was a difference in the length of the perineum, the space between the genitalia and anus, which scientists call AGD, for anogenital distance. In rodents, a shortened perineum in males is closely correlated with phthalate exposure. A shortened AGD also is one of the most sensitive markers of demasculinization in animal studies.

Males' perineums at birth are usually about twice as long as those of females, in both humans and laboratory rodents. In this study, the baby boys of women with the highest phthalate exposures were 10 times as likely to have a shortened AGD, adjusted for baby weight, as the sons of women who had the lowest phthalate exposures.

The length difference was about one-fifth, according to the study, which was led by epidemiologist Shanna Swan of the University of Rochester (N.Y.) School of Medicine and Dentistry and published in Environmental Health Perspectives. Among boys with shorter AGD, 21% also had incomplete testicular descent and small scrotums, compared with 8% of the other boys.

Does it matter? The researchers intend to track as many of the boys as possible into adulthood, to address a key question: Will they grow up with lower testosterone levels, inferior sperm quality and higher rates of testicular tumors, as do rats with phthalate syndrome?

When the boys are 3 to 5 years old, Dr. Swan plans to assess their play behavior to see if exposure to phthalates appears associated with feminized neurological development. She says such tests have shown that little girls with high levels of androgens, or male hormones, gravitate toward "masculine" play. But she says no one has studied whether boys' play is affected by fetal exposure to chemicals that block androgens.

"In rodents, the changes result in permanent effects. Future studies will be necessary to determine whether these boys are also permanently affected," Dr. Swan says.

She and others agree that a study of just 85 subjects needs to be enlarged and repeated. She notes that although boys' genitalia were affected in subtle ways, no substantial malformations or disease were detected.

Some endocrinologists call this the first study to link an industrial chemical measured in pregnant women to altered reproductive systems in offspring. "It is really noteworthy that shortened AGD was seen," says Niels Skakkebaek, a reproductive-disorder expert at the University of Copenhagen, who wasn't an author of the study. "If it is proven the environment changed the [physical characteristics] of these babies in such an anti-androgenic manner, it is very serious."

Ms. Stanley of the American Chemistry Council doubts that any study can "tease out" the cause of a human health condition, given the wide variety of chemical exposures in people's lives. She notes that some of the specific phthalates associated with reproductive changes in the two human-baby studies haven't been linked to such changes in rodents. So, she says, it's possible the changes in anogenital distance and hormone levels may merely reflect normal variability.

Dr. Tyl, the chemical-industry toxicologist, says her own rat studies confirm that AGD is very sensitive to phthalates. She says that in rats that had very high phthalate exposures, a shortened AGD at birth was closely associated with a number of serious reproductive disorders later in life. However, in rats exposed to much lower doses of phthalates, a shortened AGD at birth did not always lead to later troubles. Many of these rats grew up to breed normally, she says, despite their slightly altered anatomy.

Dr. Tyl suggests that the same may be true of humans. Dr. Swan's study is "potentially important," Dr. Tyl says, because it suggests that "at low levels of exposure, humans are responding" to phthalates. But it remains quite possible, Dr. Tyl theorizes, that the boys with shortened AGD will grow up normally. "At what point do changes like this cross the line" to become dangerous, she asks. "We don't know yet."

Phthalates in Beauty Products

Though seldom listed on labels, phthalates are common in personal-care products,one of many ways the chemicals enter the bloodstream.

Diethyl Phthalate, solvent and fixative in fragrances. Has been linked to DNA change in human sperm.*

Dibutyl Phthalate, plasticizer and fixative. Has been linked to physical changes in male human and rodent newborns.**

Prevalance in products tested Concentrations (parts per million)

DIETHYL PHTHALATE DIBUTYL PHTHALATE
Hairspray 63% of products
tested contained . . . 81 to 204 16 to 54
Deodorant 67% 38 to 2,933 104
Nail polish 67% (Diethyl) 75% (Dibutyl) 1,136 742 to 59,815
Hair mousse 80% 31 to 128 31 to 43
Fragrances 100% (Diethyl) 0% (Dibutyl) 5,486 to 38,663 Not Detected

*Duty, SM, NP Singh et al., Environmental Health Perspectives, July 2003.

**Swan, SH, KM Main et al., Environmental Health Perspectives, June 2005.

Note: To read studies about phthalates and their effects, go to WSJ.com.

Source: U.S. Food and Drug Administration

Nail Polish Makers Yield on Disputed Chemical

By Natasha Singer

The New York Times
September 7, 2006

Bowing to pressure from environmental groups and European lawmakers, several cosmetics makers are removing a chemical from nail polish that is suspected of interfering with the endocrine system.

Orly International and OPI Products have already started selling reformulated nail polishes without the chemical, dibutyl phthalate. Sally Hansen plans to start selling similarly reformulated products in 2007.

Some studies have linked exposure to dibutyl phthalate — a plasticizing ingredient that has been used to increase flexibility in nail polishes as well as medical equipment — with testicular problems in rats and humans. The chemical is banned from use in cosmetics in Europe and is considered a reproductive toxin by California.

A study that examined nail polishes and perfumes, published in 2004 in The Journal of Toxicology and Environmental Health, concluded that the amount of exposure to dibutyl phthalate from these cosmetics is relatively small. The study cautioned, however, that total exposure to the chemical from multiple sources may be greater and requires further investigation.

Companies are adjusting formulas even though beauty executives said the ingredient is safe in the concentrations in which it is used in cosmetics.

"We are reacting here to changing consumer trends and a changing regulatory environment," said Bruce MacKay, the vice president for scientific affairs/R&D of Del Laboratories, the maker of Sally Hansen. "In high concentrations in lab experiments, these materials may be of concern, but there is no body of evidence that says this particular ingredient is not safe in the concentration in which it is used in nail products."

But health groups like the Breast Cancer Fund, an advocacy group in San Francisco that focuses on the environment, said that phthalates are too risky to use in consumer products.

"If there is evidence that an ingredient causes or is suspected of causing cancer or birth defects, cosmetics companies should not be using it in their products," said Kevin Donegan, the group's director of communications. "Phthalates have clearly been demonstrated to cause harm."

High price for beauty? By Samantha Thompson Smith, Staff Writer

Raleigh News & Observer April 24, 2006

For mani/pedi faithfuls, Malaga Wine, Tutti Frutti Tonga and I'm Not Really a Waitress are three of the best names a girl can hear.

But a report called "Skin Deep" put out by the Environmental Working Group says OPI nail polishes, used by many nail salons around the region, have some of the most toxic ingredients on the market.

The group, which is a founding member of the Campaign for Safe Cosmetics, says many of the OPI nail polishes have formaldehyde, toluene and dibutyl phthalate, also known as DBP -- ingredients that the state of California says cause cancer. Because Europe has banned the use of DBP, a chemical believed to be linked to reproductive harm, OPI has removed the chemical from polishes in 25 European countries, the group said.

OPI, meanwhile, said in a statement put out by its public relations company there's no cause for concern.

"We believe, based on our rigorous testing methods and documented scientific studies on these ingredients, that OPI products --whether used once or over a lifetime -- are safe for use by consumers."

The ingredients in its polishes are the same used by all leading professional brands and meet U.S. Food and Drug Administration requirements, the company said.

More Headlines

Nail Polish Makers Yield on Disputed Chemical,New York Times, 9/7/06
Chemicals linked to cancer removed from some nail polish lines,Newsday, 9/5/06
Three nail polishes drop controversial chemical,Pittsburgh Post-Gazette, 9/3/06
Cancer lobby group targets nail varnish maker,Cosmetics Design, 6/23/06
Is there really no such thing as natural beauty?,Ideal Bite, 6/13/06
Shareholder Network Launched to Curtail Toxics in Products,GreenBiz.com, 5/4/06
Afterglow Cosmetics lashes out over ingredients regulation,Cosmetics Design, 5/4/06
Letter campaign targets nail salons, Advocacy groups attack polish manufacturer OPI,Chicago Tribune, 5/2/06
High price for beauty?,Raleigh News & Observer, 4/24/06
Shareholders ask corporations to do the right thing,Corporate Watchdog Media, 4/5/06
Skin Deep: When it comes to cosmetic ingredients, buyer beware,Sacramento Bee, 3/1/06
Readers rate lip and eye makeup,The Green Guide, 2/06
10 Ways to Improve Your Health in 2006,Chicago Tribune, 1/8/06
The DARK Side of Beauty,Alternative Medicine Magazine, 1/06
Study: Unsafe cosmetics may cause cancer,San Jose Mercury News, 12/12/05
Campaigning For Safe Cosmetics, Tougher FDA,Hartford Courant, 12/6/05
European Parliament OKs Rules on Chemical Safety,Los Angeles Times, 11/18/05
Security Guards: Cosmetic safety is goal of Quincy health group,The Patriot Ledger, 11/15/05
Skin Deep: Is It Organic? Well, Maybe,New York Times, 10/20/05
Is that mascara safe? Go online,Kansas City Star, 10/19/05
New law puts focus on cosmetics ingredients,Oakland Tribune, 10/17/05
Citizens Advisers Releases Research Examining EU Rules for the Cosmetics Industry,Business Wire, 10/3/05
Powder flies as backers, foes press positions on cosmetics bill,Sacramento Bee, 9/29/05
Cosmetics Not Regulated,Asbury Park Press, 9/28/05
Cosmetics Industry Takes Notice,Womens Wear Daily, June 05
Organic Beauty Products Get a Lift With USDA About-Face,Los Angeles Times, 8/25/05
Are our products our enemy?,USA Today, 8/2/05
'Is my baby a boy? Is it a girl?' No one could tell me,The London Times, 7/26/05
Levels of Risk: Common industrial chemicals in tiny doses raise health issue,Wall Street Journal, 7/25/05
Toxic elements found in infants' cord blood,Palm Beach Post, 7/14/05
EPA is faulted as failing to shield public from toxins,Los Angeles Times, 7/13/05
Should you worry about the chemicals in your makeup?,New York Times, 7/7/05
What's organic, anyway?,Orange County Register, 6/26/05
Cosmetic caution,WHDH-TV (NBC Boston), 6/24/05
Activists call for safer cosmetics during Portsmouth visit,Foster's Daily Democrat, 6/24/05
Call to regulate gender-bending chemicals,The Guardian, 6/20/05
Sorry, but we've got really bad chemistry,Los Angeles Times, 6/8/05
Legislature targets toxic risks in products,Los Angeles Times, 5/30/05
Common chemical may cause defects in baby boys,USA Today, 5/27/05
Chemicals in plastics harming unborn boys,The Guardian, 5/27/05
'Gender-bending' chemicals found to 'feminise' boys,NewScientist.com, 5/27/05
Phthalates: An interview with Shanna Swan,Living on Earth (NPR), 5/27/05
The ingredients of beauty,Wall Street Journal, 5/24/05
Chemicals' toxicity debated,San Jose Mercury News, 5/18/05
Europe's rules forcing U.S. firms to clean up,Los Angeles Times, 5/16/05

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 13, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Walgreen Co.
Incoming letter dated August 30, 2006

The proposal requests that the board publish a report characterizing the extent to which the company's private label cosmetics and personal care products lines contain carcinogens, mutagens, reproductive toxicants, and chemicals that affect the endocrine system and describing options for using safer alternatives.

There appears to be some basis for your view that Walgreen may exclude the proposal under rule 14a-8(i)(7) as relating to its ordinary business operations (i.e., the sale of particular products). Accordingly, we will not recommend enforcement action to the Commission if Walgreen omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel